EXHIBIT 99.2
                                                                    ------------


                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT


ITEM 1.     NAME AND ADDRESS OF COMPANY

            Abitibi-Consolidated Inc. and
            Abitibi-Consolidated Company of Canada
            1155 Metcalfe Street, suite 800
            Montreal, Quebec
            H3B 5H2

ITEM 2.     DATE OF MATERIAL CHANGE

            June 10, 2004

ITEM 3.     NEWS RELEASE

            A press release was disseminated by PR Newswire and CNW Telbec, on June 10, 2004 from Montreal, Quebec.

ITEM 4.     SUMMARY OF MATERIAL CHANGE

            Abitibi-Consolidated Inc. announced a private offering of US$200 million floating rate notes due 2011 and US$200 million 7.75% notes due 2011.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            Abitibi-Consolidated Inc. announced a private offering of US$200 million floating rate notes due 2011 and US$200 million 7.75% notes clue 2011. The Notes will be issued by Abitibi-Consolidated Company of Canada and will be unconditionally guaranteed by Abitibi-Consolidated Inc. The closing of the transaction is scheduled for June 15, 2004, subject to customary conditions.

            The net proceeds from the offering will be used to reduce outstanding debt under Abitibi-Consolidated's existing revolving credit facility, to repay the US$118 million floating-rate term loan maturing on June 30, 2004 of Alabama River Newsprint Company, which recently became a wholly-owned subsidiary of Abitibi-Consolidated, and for general corporate purposes, which may include the repayment of other existing indebtedness.

ITEM 6.     RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

            This report is not being filed on a confidential basis.


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ITEM 7.     OMITTED INFORMATION

            None.

ITEM 8.     EXECUTIVE OFFICER

            For further information, please contact Jacques P. Vachon, Senior Vice President, Corporate Affairs and Secretary, at (514) 394-2296.

ITEM 9.     DATE OF REPORT

            June 11, 2004



                                                /s/ Jacques P. Vachon
                                                --------------------------------
                                                Jacques P. Vachon
                                                Senior Vice-President, Corporate
                                                Affairs and Secretary